Exhibit A

Ceragon Showcases 30 Years of Wireless Innovation at MWC 2026 — Booth #5G51

Future-Ready. Globally Trusted. Here to Stay.

Rosh Ha'ain, Israel, February 26, 2026 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced its participation at Mobile World Congress 2026, where it will demonstrate how intelligent, high-performance wireless infrastructure drives real-world impact — enabling operators, service providers, and enterprises to build networks ready for what’s next.

For 30 years, Ceragon has delivered innovative wireless connectivity worldwide. At a time when some are pulling back, Ceragon continues to invest, innovate, and expand, offering the industry’s broadest microwave and millimeter wave (mmWave) portfolio to support both public and private networks.

Ceragon’s leadership team — including its Chief Executive Officer, Chief Product Officer, the newly appointed Chief Revenue Officer, and for the first time at Ceragon, the Chief Technology Officer — will host discussions at the conference with a special focus on initiating a dialogue around future network needs. These conversations aim to shape Ceragon’s long-term, wireless and AI-driven technology roadmap.

At MWC this year, Ceragon will feature five interactive demo stations:

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Your Network, Your Way – Drivers of Innovation: A comprehensive look at Ceragon’s industry-leading portfolio of microwave, mmWave, stabilized solutions, and intelligent network management. Powered by its proprietary system-on-a-chip architecture, Ceragon is paving the path to 100 Gbps capacity, while delivering extended range, ultra-high transmission power, and best-in-class Advanced Space Diversity (ASD).

•
Unlocking 5G FR2 Bands with New IP-100FR2: A next-generation solution supporting advanced point-to-point (PtP) and breakthrough Point-to-Multipoint (PtMP) capabilities in FR2 spectrum, helping operators maximize spectrum value while protecting existing investments.

•
mmWave is the New Microwave: Showcasing the industry’s broadest portfolio of high-capacity, extended-reach E-band, V-band, and multiband solutions designed for real-world performance and availability, including a live demo of Layer-1 aggregation over split-mount architecture.

•
Intelligent Network Management: Bringing AI-powered precision – real-time network visibility, advanced analytics, and predictive insights to streamline and automate operations, enhance performance, and achieve simplified, optimized network management.

•	End-to-End Private Wireless: Secure, mission-critical connectivity designed for rapid deployment and full lifecycle support.

“As the wireless landscape evolves, our customers are looking for partners who are committed for the long term” said Doron Arazi, Chief Executive Officer of Ceragon. “For 30 years, Ceragon has focused on our customers; listening closely to identify their challenges and delivering high-performance wireless innovation where they need it most. At MWC 2026, our leadership team will engage directly with customers and industry partners to understand future network needs – conversations that will help shape our long-term technology roadmap. We’re demonstrating how our broad portfolio and deep expertise enable customers to build networks that meet their unique demands with flexibility, confidence and long-term stability.”

Visitors to MWC 2026 are invited to meet Ceragon’s experts in Barcelona to explore how to build networks that are future-ready and globally trusted.

 Future-Ready. Globally Trusted. Here to Stay.

For more information or to schedule a meeting at MWC 2026, visit: https://www.ceragon.com/events/2026/emea/mwc

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon's business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to conditions in Israel and the escalation of hostilities in the Middle East;  risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon's most recent Annual Report on Form 20-F, as published on March 25, 2025, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon's public filings are available on the Securities and Exchange Commission's website at www.sec.gov and may also be obtained from Ceragon's website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
1+646-809-4048

Joey Delahoussaye
FNK IR
1+312-809-1087

crnt@fnkir.com